                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         NORTHERN BORDER PARTNERS, L.P.
                                (Name of Issuer)

                                  COMMON UNITS
                                  ------------
                         (Title of Class of Securities)

                                   664785102
                                 (CUSIP Number)

                                 REX R. ROGERS
                                  Enron Corp.
                               1400 Smith Street
                               Houston, TX 77002
                                 (713) 853-6161
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               NOVEMBER 29, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE
                                       13D

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           SUNDANCE ASSETS, L.P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
           N/A                                                           (b) [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]

           N/A
--------------------------------------------------------------------------------
6          CITIZENSHIP OF PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------------------------------------
                    7       SOLE VOTING POWER

NUMBER OF                   0
SHARES              ------------------------------------------------------------
BENEFICIALLY        8       SHARED VOTING POWER
OWNED BY
EACH                        2,710,000 COMMON UNITS
REPORTING           ------------------------------------------------------------
PERSON WITH         9       SOLE DISPOSITIVE POWER

                            0
                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                            SEE ITEM 5
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           SAME AS 8 ABOVE
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

           N/A
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.5% OF NORTHERN BORDER PARTNERS, L.P.'S OUTSTANDING COMMON UNITS.
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
--------------------------------------------------------------------------------

                                    SCHEDULE
                                       13D

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           NORTHERN PLAINS NATURAL GAS COMPANY, I.R.S. NO.:47-6024151
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
           N/A                                                           (b) [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]

           N/A
--------------------------------------------------------------------------------
6          CITIZENSHIP OF PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------------------------------------
                    7       SOLE VOTING POWER

NUMBER OF                   0
SHARES              ------------------------------------------------------------
BENEFICIALLY        8       SHARED VOTING POWER
OWNED BY
EACH                        504,954 COMMON UNITS
REPORTING           ------------------------------------------------------------
PERSON WITH         9       SOLE DISPOSITIVE POWER

                            0
                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                            SAME AS 8 ABOVE
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           SAME AS 8 ABOVE
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

           N/A
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.2% OF NORTHERN BORDER PARTNERS, L.P.'S OUTSTANDING COMMON UNITS.
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

                                    SCHEDULE
                                       13D

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           ENRON CORP., I.R.S. NO.47-0255140
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
           N/A                                                           (b) [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]

           N/A
--------------------------------------------------------------------------------
6          CITIZENSHIP OF PLACE OF ORGANIZATION

           OREGON
--------------------------------------------------------------------------------
                    7       SOLE VOTING POWER

NUMBER OF                   0
SHARES              ------------------------------------------------------------
BENEFICIALLY        8       SHARED VOTING POWER
OWNED BY
EACH                        3,214,954 COMMON UNITS
REPORTING           ------------------------------------------------------------
PERSON WITH         9       SOLE DISPOSITIVE POWER

                            0
                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                            504,954 COMMON UNITS. SEE ITEM 5 WITH RESPECT
                            TO 2,710,000 COMMON UNITS
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           SAME AS 8 ABOVE
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

           N/A
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.7% OF NORTHERN BORDER PARTNER'S OUTSTANDING COMMON UNITS.
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

                           Statement on Schedule 13D

         The Schedule 13Ds of (i) Enron Corp., an Oregon corporation ("Enron"), dated November 20, 1998, as amended on December 23, 1998, (ii) Northern Plains Natural Gas Company, a Delaware corporation ("Northern Plains"), dated November 20, 1998, as amended on December 23, 1998, and (iii) Sundance Assets, L.P., a Delaware limited partnership ("Sundance"), dated December 23, 1998 ((i), (ii) and (iii) together, the "Initial Schedule 13D"), are hereby amended by the addition of the following:

ITEM 2. IDENTITY AND BACKGROUND, ITEM 4. PURPOSE OF TRANSACTION AND ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Schedule I, attached hereto, sets forth current information with respect to each director and each executive officer of Sundance. Schedule II, attached hereto, sets forth current information with respect to each director and each executive officer of Northern Plains. Schedule III, attached hereto, sets forth current information regarding each director and each executive officer of Enron. The filing of this statement on Schedule 13D shall not be construed as an admission that any person listed on Schedules I, II and III hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

         Northern Plains is a wholly owned subsidiary of Enron and the beneficial owner of 504,954 Common Units of Northern Border Partners, L.P., a Delaware limited partnership (the "Partnership"), which constitutes 1.2% of the Partnership's outstanding Common Units. The Common Units held by Northern Plains are held by Northern Plains with the intent that such Common Units will be held indefinitely, except that 4,954 of such Common Units are held for purposes of making awards under the Northern Border Phantom Unit Plan.

         Sundance is an indirect subsidiary of Enron and is the beneficial owner of 2,710,000 of the Partnership's Common Units, which constitutes 6.5% of the Partnership's outstanding Common Units. Ponderosa Assets, L.P., a Delaware limited partnership and the general partner of Sundance ("Ponderosa"), Enron Ponderosa Management Holdings, Inc., a Delaware corporation and the general partner of Ponderosa, Northern Plains and Enron may be deemed to share voting power and dispositive power over the Common Units held by Sundance. By letter dated November 29, 2001, Citicorp North America, Inc., as agent on behalf of the limited partner of Sundance, appointed Citibank, N.A. ("Citibank") as Sundance Portfolio Manager. Citibank has asserted its authority as Sundance Portfolio Manager to act as the liquidator of Sundance. Accordingly, Citibank may be deemed to possess dispositive power over the Common Units held by Sundance.

         Enron, by virtue of its ownership of Northern Plains and Sundance, may be deemed to beneficially own the Common Units held by both Northern Plains and Sundance. Accordingly, Enron may be deemed to be the beneficial owner of an aggregate of 3,214,954 Common Units, which constitutes 7.7% of the Partnership's outstanding Common Units. The voting and dispositive power of Northern Plains is shown as shared with Enron, the voting power of Sundance is shown as shared with Enron and the dispositive power of Sundance is shown as shared by

Enron and Citibank, the voting power of Enron is shown as shared with Northern Plains and Sundance, and the dispositive power of Enron is shown as shared with Citibank. Enron disclaims beneficial ownership of any Common Units held by either Northern Plains or Sundance.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

         Exhibit (A)       Joint Filing Agreement.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2002        ENRON CORP.



                               By:    /s/ REX R. ROGERS
                                    -------------------------------------------
                               Name:  Rex R. Rogers
                               Title: Vice President and Associate General
                                       Counsel


                               NORTHERN PLAINS NATURAL GAS COMPANY


                               By:    /s/ JANET K. PLACE
                                    -------------------------------------------
                               Name:  Janet K. Place
                               Title: Vice President, General Counsel and
                                        Assistant Secretary


                               SUNDANCE ASSETS, L.P.

                               By:    Ponderosa Assets, L.P.
                                      its general partner

                               By: Enron Ponderosa Management Holdings, Inc. its general partner


                               By:    /s/ REYMOND M. BOWEN, JR.
                                    -------------------------------------------
                               Name:  Raymond M. Bowen, Jr.
                               Title: Executive Vice President, Finance and
                                          Treasurer

                                   SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF

                   ENRON PONDEROSA MANAGEMENT HOLDINGS, INC.



-----------------------------------------------------------------------------
 NAME AND BUSINESS ADDRESS        CITIZENSHIP     POSITION AND OCCUPATION
-----------------------------------------------------------------------------
   James V. Derrick, Jr.            U.S.A.               Director
     1400 Smith Street
   Houston, Texas 77002

-----------------------------------------------------------------------------
     Mark E. Haedicke               U.S.A.               Director
     1400 Smith Street
   Houston, Texas 77002
-----------------------------------------------------------------------------
   Raymond M. Bowen, Jr.            U.S.A.          Executive Vice President,
     1400 Smith Street                                Finance and Treasurer
   Houston, Texas 77002

-----------------------------------------------------------------------------

                                  SCHEDULE II

                      DIRECTORS AND EXECUTIVE OFFICERS OF

                      NORTHERN PLAINS NATURAL GAS COMPANY



-----------------------------------------------------------------------------
 Name and Business Address        Citizenship     Position and Occupation
-----------------------------------------------------------------------------
     William R. Cordes              U.S.A.               Director
     1400 Smith Street
   Houston, Texas 77002
-----------------------------------------------------------------------------
     Stanley C. Horton              U.S.A.               Director
     1400 Smith Street
   Houston, Texas 77002
-----------------------------------------------------------------------------
      Jerry L. Peters               U.S.A.               Director
     1400 Smith Street
   Houston, Texas 77002
-----------------------------------------------------------------------------
     Stanley C. Horton              U.S.A.         Chairman of the Board
     1400 Smith Street
   Houston, Texas 77002
-----------------------------------------------------------------------------
     William R. Cordes               U.S.A               President
     1400 Smith Street
   Houston, Texas 77002
-----------------------------------------------------------------------------

                                  SCHEDULE III

                      DIRECTORS AND EXECUTIVE OFFICERS OF

                                  ENRON CORP.



-------------------------------------------------------------------------------
 Name and Business Address         Citizenship    Position and Occupation
-------------------------------------------------------------------------------
       Robert Belfer                  U.S.A.             Director
      767 Fifth Avenue
         46th Floor
  New York, New York 10153
-------------------------------------------------------------------------------
    Norman P. Blake, Jr.              U.S.A.             Director
   6111 North River Road
  Rosemont, Illinois 60018
-------------------------------------------------------------------------------
       Ronnie C. Chan                 U.S.A.             Director
28/F, Standard Chartered Bank
          Building
  4 Des Vouex Road Central
         Hong Kong
-------------------------------------------------------------------------------
       John H. Duncan                 U.S.A.             Director
    109 N. Post Oak Lane
         Suite 432
    Houston, Texas 77024
-------------------------------------------------------------------------------
       Wendy L. Gramm                 U.S.A.             Director
       P.O. Box 39134
   Washington, D.C. 20016
-------------------------------------------------------------------------------
     Robert K. Jaedicke               U.S.A.             Director
    8799 Cottonwood Road
   Bozeman, Montana 59718
-------------------------------------------------------------------------------
       Kenneth L. Lay                 U.S.A.             Director
     1400 Smith Street
    Houston, Texas 77002
-------------------------------------------------------------------------------
    Charles A. LeMaistre              U.S.A.             Director
      7 Bristol Green
  San Antonio, Texas 78209
-------------------------------------------------------------------------------
      John Mendelsohn                 U.S.A.             Director
       1515 Holcombe
    Houston, Texas 77030
-------------------------------------------------------------------------------
  Paulo V. Ferraz Pereira             Brazil             Director
Rua Visconde de Ouro Preto 5/10
            andar
Rio de Janeiro, RJ 22250-180
           Brazil
-------------------------------------------------------------------------------
   William C. Powers, Jr.             U.S.A.             Director
 727 E. Dean Keeton Street
  Austin, Texas 78705-3299
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 Name and Business Address         Citizenship    Position and Occupation
-------------------------------------------------------------------------------
        Frank Savage                  U.S.A.             Director
1345 Avenue of the Americas
         39th Floor
  New York, New York 10105
-------------------------------------------------------------------------------
     Raymond S. Troubh                U.S.A.             Director
Ten Rockefeller Plaza, Suite 712
  New York, New York 10020
-------------------------------------------------------------------------------
        John Wakeman                  U.S.A.             Director
     1 Salisbury Square
      London EC4Y 8JB
-------------------------------------------------------------------------------
  Herbert S. Winokur, Jr.             U.S.A.             Director
     30 East Elm Street
Greenwich, Connecticut 06830
-------------------------------------------------------------------------------
       Kenneth L. Lay                 U.S.A.      Chairman and Chief Executive
     1400 Smith Street                                       Officer
    Houston, Texas 77002
-------------------------------------------------------------------------------
    Lawrence G. Whalley               U.S.A.      President and Chief Operating
     1400 Smith Street                                       Officer
    Houston, Texas 77002
-------------------------------------------------------------------------------
   Raymond M. Bowen, Jr.              U.S.A.         Executive Vice President,
     1400 Smith Street                                 Finance and Treasurer
    Houston, Texas 77002
-------------------------------------------------------------------------------
       Richard B. Buy                 U.S.A.       Executive Vice President and
     1400 Smith Street                                  Chief Risk Officer
    Houston, Texas 77002
-------------------------------------------------------------------------------
     Richard A. Causey                U.S.A.       Executive Vice President and
     1400 Smith Street                                Chief Accounting Officer
    Houston, Texas 77002
-------------------------------------------------------------------------------
   James V. Derrick, Jr.              U.S.A.       Executive Vice President and
     1400 Smith Street                                   General Counsel
    Houston, Texas 77002
-------------------------------------------------------------------------------
       Mark E. Koenig                 U.S.A.       Executive Vice President,
     1400 Smith Street                                  Investor Relations
    Houston, Texas 77002
-------------------------------------------------------------------------------
      Jeffrey McMahon                 U.S.A.       Executive Vice President and
     1400 Smith Street                               Chief Financial Officer
    Houston, Texas 77002
-------------------------------------------------------------------------------
      David W. Delainey               U.S.A.       Chairman and Chief Executive
     1400 Smith Street                                 Officer, Enron Energy
    Houston, Texas 77002                                  Services, Inc.
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 Name and Business Address         Citizenship    Position and Occupation
-------------------------------------------------------------------------------
      John R. Sherriff                U.S.A.           President and Chief
      Merchants Wharf                                   Executive Officer,
       Westpoint Road                                    Enron Europe Ltd.
       Stockton, Tees
          TS17 6BF
-------------------------------------------------------------------------------
     Stanley C. Horton                U.S.A.       Chairman and Chief Executive
     1400 Smith Street                            Officer, Enron Transportation
    Houston, Texas 77002                                     Services
-------------------------------------------------------------------------------